SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that if the issuer named below:

The M Plan (formerly the Myshare Retirement Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE M PLAN (FORMERLY THE MYSHARE RETIREMENT PLAN) ARE BEING FILED HEREWITH:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statement of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The M Plan

We have audited the accompanying statement of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 28, 2004

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value	$32,744,481	$27,926,885

Receivables:
Employer contributions	2,030,140	1,617,031
Employee contributions	102,911	—
Accrued investment income	12,361	7,197

Total receivables	2,145,412	1,624,228

Total assets	34,889,893	29,551,113

LIABILITIES:
Accrued administrative expenses	2,897	2,503
Return of excess employee contributions	91,780	6,711

Total liabilities	94,677	9,214

NET ASSETS AVAILABLE FOR BENEFITS	$34,795,216	$29,541,899

See accompanying notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

CONTRIBUTIONS:
Participant contributions	$2,188,544
Employer contributions	2,700,594
Rollover contributions	289,991

Total contributions	5,179,129

INVESTMENT INCOME:
Net appreciation in fair value of investments	2,041,355
Interest and dividend income	362,376

Net investment income	2,403,731

Net additions	7,582,860

DEDUCTIONS:
Benefits paid to participants	2,319,148
Administrative expenses	10,395

Total deductions	2,329,543

INCREASE IN NET ASSETS	5,253,317

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	29,541,899

End of year	$34,795,216

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by MindShare USA, Inc. (the “Company”). The Plan covers substantially all employees of the Company who have attained age 18. The retirement committee of the Company controls and manages the operation and administration of the Plan. American Express Trust Company serves as trustee (“Trustee”) and custodian (“Custodian”) of the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - Each year participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. The Company contributes 50 percent of the first six percent of compensation that a participant contributes to the Plan. In addition, each year the Company contributes a profit sharing contribution of no less than 4 percent of a participant’s annual compensation. A participant must complete one year of service and be employed on the last day of the plan year in order to receive the profit sharing allocation. Additional amounts may be contributed at the discretion of the Company’s retirement committee. All contributions are subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions, the Company’s discretionary contributions, if any, and investment earnings. The account is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan.

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion is based on years of continuous service. Participants are 100 percent vested in their profit sharing contributions after five years of service and 100 percent vested in their matching contributions after three years of service. Forfeitures arising from the account balances of terminated participants are used to reduce future Company contributions. Total forfeitures for the years ended December 31, 2004 and 2003 were approximately $171,871 and $103,922 respectively. As of December 31, 2004 and 2003, no forfeitures were used to offset Company contributions.

Participant Loans - Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 2004 interest rates ranged from 4% to 10½% for outstanding loans. Participant loans at December 31, 2004 and 2003 were $480,821 and $306,881, respectively.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his her account, or annual installments over a period not exceeding the life expectancy of the Participant or the Participant’s designated beneficiary.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to provisions in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries, in proportion to their respective account balances. In the event the Plan is terminated, participants would become 100 percent vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest-rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the Plan. These investments aggregated $11,385,598, or approximately 35% of total investments at December 31, 2004, and $10,394,972, or approximately 37% of assets at December 31, 2003. Investment gains related to these investments were $506,873 for the year ended December 31, 2004. Participant loans are valued at the principal amount, which approximates fair market value.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions - The plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2004 and 2003, the Plan recorded a liability of $91,780 and $6,711, respectively. During 2005 and 2004, the amounts due to participants were refunded to participants as required.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	December 31, 2004		December 31, 2003
Fund	Shares	$ Value	Shares	$ Value
American Express Trust Income II Fund	371,709.830	9,152,983	369,667.157	8,811,017
PIMCO Total Return Fund	467,017.140	4,983,073	442,754.856	4,741,904
American Express Growth Fund	137,274.475	3,705,038	125,242.920	3,109,782
WPP Stock Fund	47,205.242	2,749,847	43,148.851	2,265,272
American Century Income & Growth Fund	84,397.199	2,586,774	68,999.027	1,909,893
RS Emerging Growth Fund	63,958.535	2,069,698	56,028.478	1,574,400

During the year ended December 31, 2004, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, appreciated in value as follows:

Investment Category
Common Collective Trust Fund – Income	$282,837
Common Collective Trust Fund – Equity	224,036
Mutual Funds – Growth	811,295
Mutual Funds – Value	356,288
Mutual Funds - Technology	33,029
Mutual Funds - Equity	72,086
WPP Stock Fund	261,784

Net appreciation of investments	$2,041,355

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

2003
Net assets available for benefits per financial statements	$29,541,899
Employer contribution receivable	(1,617,031)
Accrued investment income	(7,197)
Accrued administrative expenses	2,503
Excess contribution payable	6,711

Net asset available for benefits per Form 5500	$27,926,885

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

5.	RELATED-PARTY TRANSACTIONS

Party-in-interest investments, excluding loan balances, totaled $18,095,967 and $15,924,214 for years ended December 31, 2004 and 2003, respectively.

AET Emerging Growth II Fund, AET Equity Index II Fund, AET Income 11 Fund, and AET International Equity Index II Fund are sponsored by American Express Trust Company, Trustee and Custodian of the Plan. Investments in these funds totaled $11,385,598 and $10,394,972 at December 31, 2004 and 2003, respectively. The funds appreciated in value by $506,873 and $615,456 for the years ended December 31, 2004 and 2003, respectively.

Investments in American Express Funds (i.e., American Express Global Technology and American Express Growth Funds) were $3,960,522 and $3,263,971 at December 31, 2004 and 2003, respectively. These funds appreciated in value by $316,421 and $569,503 for years ended December 31, 2004 and 2003, respectively. These American Express Funds are affiliated businesses of American Express Trust Company.

The Plan also provides participants the option to invest in American Depositary Receipts of the WPP Group PLC, a party-in-interest. Investments in the WPP Stock Fund totaled $2,749,847 and $2,265,272 at December 31, 2004 and 2003, respectively; these funds appreciated in value by $261,784 and $528,721 for years ended December 31, 2004 and 2003, respectively.

Transactions in the funds referred to above are not deemed prohibited party-in-interest transactions, as they are covered by statutory or administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.

Fees incurred by the Plan for the investment management services were $7,541 and $9,995 for the years ended December 31, 2004 and 2003, respectively.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code. Subsequently, the Plan was amended. In that connection, the Plan administrator and the Plan’s tax counsel believe the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable provisions of the Internal Revenue Code. Therefore, the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trusts:
*	American Express Trust	Income II Fund	**	$9,152,983
*	American Express Trust	International Equity Index II	**	241,115
*	American Express Trust	Emerging Growth II	**	472,102
*	American Express Trust	Equity Index II	**	1,519,398

	Total common collective trusts			11,385,598

	Mutual Funds:
	PIMCO	Total Return Fund	**	4,983,073
	AIM	Technology Fund	**	166,972
*	American Express	Global Technology Fund	**	255,484
*	American Express	Growth Fund	**	3,705,038
	American Century	Income & Growth	**	2,586,774
	Janus	Mid Cap Growth	**	679,014
	Merrill Lynch	Focus Value Fund	**	1,176,368
	PBHG	Select Growth	**	174,395
	RS	Emerging Growth	**	2,069,698
	Artisan	International Investor	**	1,148,593
	Janus	Advisor Worldwide	**	859,134
	Merrill Lynch	Global Value	**	321,901

	Total mutual funds			18,126,444

	Participant Loans:
*	Various participants	Loans (maturing 2005 to 2020 at interest rates from 4% to 10 1/2%)		480,821

	Common Stock Fund:
*	WPP	Stock Fund	**	2,749,847

	Cash			1,771

	Total assets			$32,744,481

*	Permitted party-in-interest

**	Cost information is not required for participant-directed investments and, thus, is not included above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Tim Cecere
	Name:	Tim Cecere
	Title:	Human Resources Director

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm